May 17, 2005

Via Facsimile ((561) 392-8311) and U.S. Mail

Leonard S. Mandor
c/o Concord Milestone Plus, L.P.
200 Congress Park Drive, Suite 103
Delray Beach, FL  33445

RE:	Concord Milestone Plus, L.P.
      Schedule 14D-9 filed May 10, 2005
      File No. 005-40562

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Schedule 14D-9

The Solicitation or Recommendation - Page 2

1. Please expand your disclosure of the reasons for your lack of recommendation to explain why the partnership is indifferent as to who owns the interests in the partnership. For example, could a security holder with a significant beneficial ownership block of securities not select a different general partner? Could such a security holder not amend the partnership agreement in other ways that affect the partnership or the general partner?

2. In order to properly support the assertion made with respect to the value of the Green Value Property, please provide us with a copy of the letter you received in connection with the possible sale of the Green Valley property.

Additional Information - Page 4

3. We note from your disclosure that there are more Class B interests than Class A interests currently outstanding. Please disclose the effect on the partnership and unit holders of one person having the beneficial ownership of all Class A interests and a majority of Class B interests, while other persons hold a minority of Class B interests. Also, disclose whether as a result of the tender offer, and under the terms of the partnership agreement, you are able to, and will, record the transfer of different quantities of each class of partnership interests: for example, if the bidders are tendered more class A interests than class B interests, will you record each interest or will you only record whole units?

4. Please provide us supplementally a copy of the current partnership agreement.

5. We note the limitation on transfers of partnership interests during a 12-month period. Please state the percentage of interests transferred during a 12-month period ending as of a recent date. Also, clarify the disclosure by indicating whether this provision of the partnership agreement is subject to waiver, and, if so, identify who has such waiver authority and the process that must be undertaken to effectuate such waiver.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the partnership is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the partnership acknowledging that:

* the partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								Acquisitions